United States securities and exchange commission logo





                           February 3, 2021

       Grant Johnson
       Chief Executive Officer
       Esports Entertainment Group, Inc.
       13/14 Penthouse Office, Mannarino Road
       Birkirkara, Malta, BKR 9080

                                                        Re: Esports
Entertainment Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 25,
2021
                                                            File No. 333-252370

       Dear Mr. Johnson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Joseph M. Lucosky, Esq.